Vicon Industries, Inc.
89 Arkay Drive
Hauppauge, New York 11788

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

June 22, 2009

Re:  Vicon Industries, Inc.
        Form 10-K for the year ended September 30, 2008 filed December 29, 2008
        File No. 1-07939

Dear Mr. Spirgel:

I am responding on behalf of Vicon Industries, Inc. (the "Company") to your letter to Mr. Darby dated June 17, 2009.

Comment

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

1.
We note your response to our prior comment 1 in our letter dated May 28, 2009. Please note that an “Overview” section is appropriate whenever a company’s management is faced with issues that could affect the future prospects of the company. These issues could include market expansion, industry trends, changes to product line and personnel. An overview section should not be repetitive of your business or risk factor discussion, and is applicable to both large and small market cap companies. Therefore, we believe that the company should consider adding such a section with the appropriate forward-looking discussion.

Response

In future filings, the Company will include an “Overview” section in the MD&A, which will provide a balanced executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the Company’s financial condition and operating results, as requested in comment 1 in your letter dated May 28, 2009.

Comment

2008 Summary Compensation Table, Page 20

2.
We note your response to our prior comment 2 in our letter dated May 28, 2009 and are unable to agree. Including a cross reference to your Compensation Discussion and Analysis for 2008 would not have provided investors with an explanation of the material terms of the non-equity incentive awards made to your named executive officers. Therefore, in future filings, please include a general description of the formula or criteria to be applied in determining the amounts paid under the annual cash bonus plan.

Response

In future filings, the Company will include a narrative description of the material factors used in determining compensation amounts for the named executive officers, which will include the material terms and the general description of the formula or criteria that are each referred to in comment 2 in your letter dated May 28, 2009.

We would like to thank you for your review of our filing, and hope that our responses to your comments are sufficient. However, if you have any additional comments or require supplemental information, please do not hesitate to contact me.

Very Truly Yours,

/s/ John M. Badke
John M. Badke
Senior VP, Finance and Chief Financial Officer

Cc:           Kenneth M. Darby
(Vicon Industries, Inc.)

Michael Schoeman
(Schoeman, Updike & Kaufman, LLP )

Tom McLoughlin & Robert Trinchetto
(BDO Seidman, LLP)